DC

No Act

P.E. 12-22-06

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF [redacted]

06066383

RECD S.E.C.
JAN 1 2 2007
1086

December 28, 2006

Kenneth L. Wagner
Associate General Counsel
Bank of America Corporation
NC1-002-29-01
101 S. Tryon Street
Charlotte, NC 28255

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 12/28/2006

Re: Bank of America Corporation

Dear Mr. Wagner:

This is in regard to your letter dated December 22, 2006 concerning the shareholder proposal submitted by SEIU Master Trust for inclusion in Bank of America's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Bank of America therefore withdraws its December 5, 2006 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

PROCESSED
JAN 2 2 2007
THOMSON
FINANCIAL

Sincerely,

Ted Yu
Special Counsel

cc: Steve Abrecht
Executive Director of Benefit Funds
SEIU Master Trust
1313 L Street, NW
Washington, DC 20005

70858

RECEIVED
2006 DEC 27 AM 8:57
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Bank of America

KENNETH L. WAGNER
Associate General Counsel
Legal Department

December 22, 2006

By Facsimile and Overnight Delivery

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re: Stockholder Proposal Submitted by SEIU Master Trust

Ladies and Gentlemen:

By letter dated December 5, 2006, Bank of America Corporation (the "Corporation") requested confirmation that the staff of the Division of Corporation Finance (the "Division") would not recommend enforcement action if the Corporation omitted a proposal and supporting statement (the "Proposal") submitted by the SEIU Master Trust (the "Proponent") for inclusion in the proxy materials for the 2007 Annual Meeting.

I am writing to notify you that the Proponent has formally withdrawn the Proposal as evidenced by the attached letter dated December 19, 2006. Accordingly, the Corporation would like to withdraw its request from consideration by the Division.

We appreciate the attention that you have given to this matter. If you have any questions or would like additional information regarding the foregoing, please do not hesitate to contact the undersigned at 704-386-9036.

Best regards,

Kenneth L. Wagner
Associate General Counsel

cc: William J. Mostyn III
SEIU Master Trust

Tel: 704.386.9036 Fax: 704.719.8043
kenneth.wagner@bankofamerica.com
Bank of America, NC1-002-29-01
101 S. Tryon Street, Charlotte, NC 28255

SEIU
Stronger Together

December 19, 2006

William J. Mostyn III
Deputy General Counsel and Corporate Secretary
Bank of America Corporation
101 South Tryon Street
NC1-002-29-01
Charlotte, NC 28255

Via Email: William.mostyn@bankofamerica.com

Dear Mr. Mostyn:

This letter memorializes the agreement between Bank of America (the "Company") and the SEIU Master Trust (the "Trust") regarding the withdrawal of a shareholder proposal (the "Proposal") submitted to Bank of America on shareholders' ability to call a special meeting, filed on November 17, 2006.

The Trust recognizes that another shareholder, Ray Chevedden, has filed a similar resolution to that of the Trust. The intent of our fellow shareholder's proposal seems very similar to our own, and therefore, we would be willing to withdraw the resolution filed last month. We do, however, look forward to a response from Bank of America regarding your intentions to address this shareholder issue, and look forward to the Company's favorable response in granting shareholders the right to call a special meeting under certain circumstances. The Trust has also received email correspondence between the Company and Ray Chevedden's representative, asserting that the Company will not challenge Chevedden's proposal this year, regarding shareholders' ability to call a special meeting.

Very truly yours,

Steve Abrecht
Executive Director of Benefit Funds

SA:TR:bh
cc: Tracey Rembert, SEIU Capital Stewardship Program

cc: Kenneth L. Wagner, Associate General Counsel
Kenneth.wagner@bankofamerica.com and Fax: 704-719-0843

SERVICE EMPLOYEES
INTERNATIONAL UNION, CLC

SEIU MASTER TRUST
1313 L Street, NW
Washington, DC 20005
202.639.0890
800.458.1010
www.SEIU.org

RECEIVED

2006 DEC -7 PM 1:38

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Bank of America

KENNETH L. WAGNER
Associate General Counsel
Legal Department

December 5, 2006

BY OVERNIGHT DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549

Re: Stockholder Proposal Submitted by the SEIU Master Trust

Ladies and Gentlemen:

On November 8, 2006, Bank of America Corporation (the "Corporation") received a proposal and supporting statement ("Proposal A") for inclusion in the proxy materials for the Corporation's 2007 Annual Meeting of Stockholders (the "2007 Annual Meeting") from a stockholder ("Proponent A"). On November 20, 2006, the Corporation received a proposal and supporting statement ("Proposal B" and, together with Proposal A, the "Proposals") for inclusion in the proxy materials for the 2007 Annual Meeting from the SEIU Master Trust ("Proponent B" and, together with Proponent A, the Proponents). Proposal A and Proposal B are attached hereto as **Exhibit A** and **Exhibit B**, respectively. The Corporation hereby requests confirmation that the staff of the Division of Corporation Finance (the "Division") will not recommend enforcement action if the Corporation omits Proposal B from the proxy materials for the 2007 Annual Meeting for the reasons set forth herein.

GENERAL

The 2007 Annual Meeting is scheduled to be held on April 25, 2007. The Corporation intends to file its definitive proxy materials with the Securities and Exchange Commission (the "Commission") on or about March 19, 2007 and to commence mailing those materials to its stockholders on or about such date.

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed are:

1. Six copies of this letter, which includes an explanation of why the Corporation believes that it may exclude the Proposal; and

2. Six copies of the Proposals.

Tel: 704.386.9036 Fax: 704.719.0843
kenneth.wagner@bankofamerica.com
Bank of America, NC1-002-29-01
101 S. Tryon Street, Charlotte, NC 28255

A copy of this letter is also being sent to Proponent B as notice of the Corporation's intent to omit Proposal B from the proxy materials for the 2007 Annual Meeting.

SUMMARY OF PROPOSALS

Proposal A (To be included in the proxy materials for the 2007 Annual Meeting):

"RESOLVED, shareholders ask our board of directors to amend our bylaws to give holders of at least 10% to 25% of the outstanding common stock the power to call a special shareholder meeting."

Proposal B:

"RESOLVED, that shareholders of Bank of America Corporation ("BofA") urge the board of directors to amend the bylaws to allow holders of 25% or fewer of the outstanding shares of common stock to call a special meeting of shareholders."

REASON FOR EXCLUSION OF PROPOSAL B

The Corporation believes that Proposal B may be properly omitted from the proxy materials for the 2007 Annual Meeting pursuant to Rule 14a-8(i)(11) because it substantially duplicates another proposal previously submitted to the Corporation by Proponent A that will be included in the proxy materials for the 2007 Annual Meeting.

Rule 14a-8(i)(11) permits the exclusion from the Corporation's proxy materials of stockholder proposals that substantially duplicate another proposal previously submitted by another proponent that will be included in the Corporation's proxy materials for the same meeting. The Corporation intends to include Proposal A in its proxy materials for the 2007 Annual Meeting. Proposals do not need to be identical to be excluded pursuant to Rule 14a-8(i)(11). The Division consistently has concluded that proposals may be excluded because they are "substantially duplicative" when such proposals have the same "principal thrust" or "principal focus," notwithstanding that such proposals may differ as to terms and scope. See, *Metromedia International Group, Inc.* (March 27, 2001) ("*Metromedia*"); *Time Warner Inc.* (March 3, 2006) ("*Time Warner*"); *American Power Conversion Corporation* (March 29, 2002) ("*American Power*"); and *UAL Corporation* (January 22, 2002) ("*UAL*"). As discussed below, in each of the foregoing no-action letters, the Division concurred with the subject company's characterization of the proposals as substantially duplicative under Rule 14a-8(i)(11) because the subject matter of the proposals was the same, despite differences in wording, specificity and breadth.

As is the case in this request, in *Metromedia*, two shareholder proposals sought to amend the company's governing documents to provide shareholders the ability to call special meetings. The first proposal requested that Metromedia's board of directors amend the company's "certificate of incorporation to allow stockholders to call special meetings of the company's stockholders and to take action by written consent." The second proposal requested that Metromedia "amend the Company's by-laws to require the Chairman or Vice Chairman of the board of directors of the Company to call special meetings of the Company's stockholders when so requested in writing by any stockholder or trust, group or other combination of stockholders of the Company collectively owning no less than 1,500,000 shares of the Company's common stock." Notwithstanding the proponent's arguments to the contrary, the Division concurred with Metromedia's characterization of the second proposal as substantially similar to the first, despite the second proposal's greater detail and variations.

In *Time Warner*, two shareholder proposals sought to amend the corporation's governing documents to remove the supermajority voting provisions. The first proposal recommended that Time Warner's board of directors "take each step necessary for a simple majority vote to apply on each issue that can be subject to shareholder vote to the greatest extent possible." The first proposal also stated that it was "focused on precluding voting requirements higher than approximately 51% wherever practicable." The second proposal also urged the Time Warner's board of directors amend specific sections of the company's certificate of incorporation and bylaws to "remove the 80% of the outstanding shares voting requirement for shareowners to amend the Company's bylaws." The Division concurred with Time Warner's characterization of the second proposal as substantially similar to the first, despite the second proposal's greater detail and differing means to accomplish the same goal.

In *American Power*, two shareholder proposals sought to increase the number of independent directors serving on the board of directors. The first proposal requested "that the board adopt a policy to nominate director candidates such that, if elected, a substantial majority of directors would be independent, and if sufficient independent directors are elected, to appoint entirely independent audit, compensation and governance/nominating committees. The second proposal requested that the "board of directors set a goal of establishing a board of directors with at least two-thirds of its members being independent directors." The Division concurred with American Power's characterization of the second proposal as substantially similar to the first, despite the second proposal's greater detail and differing standards of measurement ("substantial majority" versus "two-thirds").

In *UAL*, two shareholder proposals sought to require the corporation to obtain shareholder approval for airline acquisitions. The first proposal requested that UAL's board of directors amend the company's certificate of incorporation to "provide that airline acquisitions, which have been approved by a Board of Directors vote, also be approved by a stockholder vote." The second proposal also requested that UAL's board of directors amend the company's certificate of incorporation to "provide that airline acquisitions, which have been approved by a Board of Directors vote, also be approved by a stockholder vote." However, the second proposal also included a definitional term that would require stockholder vote only "where the value of the transaction exceeds five percent of the consolidated total assets of the corporation and its subsidiaries as reported in its most recent audited financial statements." The Division concurred with UAL's characterization of the second proposal as substantially similar to the first, despite the second proposal's greater detail and five percent threshold.

The Corporation believes that Proposal B is properly excludable from the proxy materials for the 2007 Annual Meeting under Rule 14a-8(i)(11). As noted above, Proposal A asks the board of directors to amend the bylaws to give holders of at least 10% to 25% of the outstanding common stock the power to call a special shareholder meeting. Similarly, Proposal B urges the board of directors to amend the bylaws to allow holders of 25% or fewer of the outstanding shares of common stock to call a special meeting of shareholders. While not identical, there is obvious and significant overlap similarity between the Proposals. In addition, the supporting statement for both Proposals make similar arguments. Although Proposal A and Proposal B are not identical in terms and scope, the Corporation believes that Proposal A and Proposal B clearly have an identical "principal focus" or "principal thrust." Both Proposal A and Proposal B request same thing—an amendment to the bylaws to enable stockholders to call special meetings.

In addition, the Corporation believes the inclusion of both Proposal A and Proposal B in the Corporation's proxy materials for the 2007 Annual Meeting would be confusing to stockholders and, if both Proposals were approved by stockholders, could result in alternative and inconsistent obligations being imposed on the Corporation in order to satisfy the requirements of each of the Proposals. The Corporation should not be required to include multiple proposals concerning the ability to call special meetings of stockholders because, if each were approved, the Board of Directors would have no way of knowing which disclosure approach the stockholders prefer, nor would the Board of Directors be able to fully implement each Proposal due to the potential for inconsistent or conflicting provisions. Although their implementation is somewhat different, it is clear that the core issues of Proposal A and Proposal B are substantially the same —amending the bylaws to enable stockholders to call special meetings.

As noted above, the Corporation intends to include Proposal A in its proxy materials for the 2007 Annual Meeting. Therefore, pursuant to Rule 14a-8(i)(11) and consistent with the Division's interpretation of the rule in *Metromedia, Time Warner, American Power* and *UAL*, Proposal B may be excluded therefrom because it is substantially duplicative of Proposal A, which was previously submitted and will be included in the Corporation's proxy materials for 2007 Annual Meeting.

CONCLUSION

On the basis of the foregoing, the Corporation respectfully requests the concurrence of the Division that Proposal B may be excluded from the Corporation's proxy materials for the 2007 Annual Meeting. Based on the Corporation's timetable for the 2007 Annual Meeting, a response from the Division by February 3, 2007 would be of great assistance.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact the undersigned at 704-386-9036.

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this matter.

Very truly yours,

Kenneth L. Wagner
Associate General Counsel

cc: William J. Mostyn III
SEIU Master Trust

EXHIBIT A

11/07/2006 23:41 [illegible]

Ray T. Chevedden
5965 S. Citrus Ave.
Los Angeles, CA 90043

Mr. Kenneth D. Lewis
Chairman
Bank of America Corporation (BAC)
Bank of America Corporate Center Fl 18
100 N Tryon St
Charlotte NC 28255
Ph: 704-386-5972

Rule 14a-8 Proposal

Dear Mr. Lewis,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the shareholder proposal. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to John Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
T: 310-371-7872
olmsted7p (at) earthlink.net
(In the interest of saving company expenses please communicate via email.)

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email.

Sincerely,

Ray T. Chevedden 11-05-06
Ray T. Chevedden
Ray T. Chevedden and Veronica G. Chevedden Family Trust 050490
Shareholder

cc: William J.. Mostyn III
Corporate Secretary
PH: 704-386-1621
FX: 704-386-1670
PH: 704-386-8486
FX: 704-386-6699
F: 704-386-9330

[Rule 14a-8 Proposal, November 7, 2006]

3 – Special Shareholder Meetings

RESOLVED, shareholders ask our board of directors to amend our bylaws to give holders of at least 10% to 25% of the outstanding common stock the power to call a special shareholder meeting.

Ray T. Chevedden, 5965 S. Citrus Ave., Los Angeles, Calif. 90043 sponsors this proposal.

Currently, shareholders at some companies can take formal action at the annual meeting of shareholders or call a special shareholders' meeting or take action by written consent in lieu of a meeting. Limiting shareholders to acting at the annual meeting at Bank of America gives the board and management too much control over the timing of shareholder action.

Shareholders should have the ability, within reasonable limits, to call a special meeting when they think a matter is sufficiently important to merit expeditious consideration. Shareholder control over timing is especially important in the context of a major acquisition or restructuring, when events unfold quickly and issues may become moot by the next annual meeting.

Thus this proposal asks our board to amend our bylaws to establish a process by which holders of 10% to 25% of our outstanding common shares may demand that a special meeting be called. The corporate laws of many states (though not Delaware, where our company is incorporated) provide that holders of only 10% of shares may call a special meeting, absent a contrary provision in the charter or bylaws. Accordingly, a 10% to 25% threshold strikes a reasonable balance between enhancing shareholder rights and avoiding excessive distraction at our company.

Prominent institutional investors and organizations support allowing shareholders to call a special meeting. Fidelity, Vanguard, American Century and Massachusetts Financial Services are among the mutual fund companies supporting a shareholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds, including the Connecticut Retirement Plans, the New York City Employees Retirement System and the Los Angeles County Employees Retirement Association, also favor preserving this right. Governance ratings services, such as The Corporate Library and Governance Metrics International, take special meeting rights into account when assigning company ratings.

This topic also won 65% support of JPMorgan Chase & Co. (JPM) shareholders at the 2006 JPM annual meeting.

Special Shareholder Meetings
Yes on 3

Notes:
The above format is requested for publication without re-editing or re-formatting.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

Please advise if there is any typographical question.
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.
Please acknowledge this proposal by email within 14-days and advise the most convenient fax number and email address for the Corporate Secretary's office.

EXHIBIT B

OFFICE OF THE

NOV 2 0 2006

CORPORATE SECRETARY

SEIU®
Stronger Together

November 17, 2006

William J. Mostyn III
Deputy General Counsel and Corporate Secretary
Bank of America Corporation
101 South Tryon Street
NC1-002-29-01
Charlotte, NC 28255

Dear Mr. Mostyn:

On behalf of the SEIU Master Trust ("the Trust"), I write to give notice that, pursuant to the 2006 proxy statement of Bank of America Corp. (the "Company"), the Trust intends to present the attached proposal (the "Proposal") at the 2007 annual meeting of shareholders (the "Annual Meeting"). The Trust requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting. The Trust has owned the requisite number of Bank of America shares for the requisite time period. The Trust intends to hold these shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Trust or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Trust has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please contact me at (202)730-7051 if you have any questions.

Sincerely,

Steve Abrecht
Executive Director of Benefit Funds

SERVICE EMPLOYEES
INTERNATIONAL UNION, CLC

SEIU MASTER TRUST
1313 L Street, NW
Washington, DC 20005
202.639.0890
800.458.1010
www.SEIU.org

2908.440rwa.9.05

Shareholders' Right to Call Special Meetings

RESOLVED, that shareholders of Bank of America Corporation ("BofA") urge the board of directors to amend the bylaws to allow holders of 25% or fewer of the outstanding shares of common stock to call a special meeting of shareholders.

SUPPORTING STATEMENT

Currently, BofA shareholders can take formal action only at the annual meeting of shareholders, or a special shareholders' meeting called by the board, board chairman, CEO or president, because shareholders do not have the power to call a special meeting. Shareholders may take action by written consent in lieu of a meeting only if every share consents, which in a company of BofA's size and dispersed shareholdings is impractical. In our opinion, prohibiting shareholder-called special meetings and requiring unanimous written consent gives management too much control over the timing of shareholder action.

Shareholders should have the ability, within reasonable limits, to call a special meeting when they think a matter is sufficiently important to merit expeditious consideration. Shareholder control over timing is especially important, we think, in the context of a major acquisition or restructuring, when events unfold quickly and issues may become moot before the next annual meeting.

For those reasons, this proposal asks BofA's board to amend the bylaws to establish a process by which holders of 25% or fewer of BofA's outstanding common shares may demand that a special meeting be called. The corporate laws of many states (though not Delaware, where BofA is incorporated) provide that holders of only 10% of shares may call a special meeting, absent a contrary provision in the charter or bylaws. Accordingly, we view a 25% threshold as striking a reasonable balance between enhancing shareholder rights and avoiding excessive distraction and cost to the company.

Prominent institutional investors and organizations advocate allowing shareholders to call a special meeting. Fidelity, Vanguard, American Century and Massachusetts Financial Services are among the mutual fund companies supporting shareholders' right to call a special meeting. The proxy voting guidelines of many public employee pension funds, including the Connecticut Retirement Plans and Trust Funds, the New York City Employees Retirement System and the Los Angeles County Employees Retirement Association, also favor preserving this right. Governance ratings services The Corporate Library and Governance Metrics International take special meeting rights into account when assigning governance ratings.

We urge shareholders to vote for this proposal.